

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961



RECEIVED

2007 JUL -3 A 8: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.



07024855

SUPPL

27th June, 2007.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant
to Rule 12g3-2(b) Exemption.**

PROCESSED

JUL 1 0 2007

THOMSON
FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-
34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and
Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

27 June, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc advises that yesterday it purchased 1,000,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €20.75.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 175,490,535.

- ENDS -

